EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Nine Months Ended
($ in thousands)	Sept. 30, 2009		Sept. 26, 2008		Sept. 30, 2009		Sept. 26, 2008
I. Earnings:
Net income	$3,299		$3,791		$10,641		$12,414
Fixed charges excluding preferred stock dividends	—		—		—		—

Earnings before fixed charges	$3,299		$3,791		$10,641		$12,414

II. Fixed charges:
Preferred stock dividends	$2,531		$2,532		$7,650		$7,594

III. Ratios of earnings to fixed charges	1.30	x	1.50	x	1.39	x	1.63	x